SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 11, 2002
MERANT plc
(Translation of Registrant's Name Into English)
Abbey View, Everard Close, St. Albans, Herts England
Al1 2PS (Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X                            Form 40-F _____
-------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

Yes   X                              No  _____
-------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)




          LONDON STOCK EXCHANGE ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major interest:
Fidelity International Limited
3 Please state whether notification indicates that it
is in respect of holding of the
shareholder named in 2 above or in respect of a
non-beneficial interest or in the
case of an individual holder if it is a holding of
that person's spouse or children
under the age of 18:
Same as above
4 Name of registered holder(s) and, if more than
one holder, the number of
shares held by each of them:
10,207,863
979,230
170,000
663,002
264,400
Chase Nominees Limited for Fidelity Investment Services
Limited (FISL)
Chase Nominees Limited for Fidelity International Limited
(FIL)
Bankers Trust for FIL
HSBC Client Holdings Nominee (UK) Limited for FIL
State Street Bank & Trust for FIL
5 Number of shares/amount of stock acquired:
  90,000
6 Percentage of issued class:
  0.09%
7 Number of shares/amount of stock disposed:
  682,255
8 Percentage of issued class:
  0.66%
9 Class of security:
Ordinary 2p
10 Date of transaction:
  07th November 2002
11 Date company informed:
  08th November 2002
12 Total holding following this notification:
  12,284,495
13 Total percentage holding of issued class following this notification:
  11.90 %
14 Contact name for queries:
 Tejaswini Salvi
15 Contact telephone number:
01727 813230
16 Name of company official responsible for making notification:
Tejaswini Salvi
17 Date of notification:
11th November 2002





END



SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  Novbember 11, 2002              By: /s/ Stephen Going

				--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel